UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Actuate Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00508B102

(CUSIP Number)

Vector Capital IV, L.P.

Vector Capital Partners IV, L.P.

Vector Entrepreneur Fund III, L.P.

Vector Capital Partners III, L.P.

Vector Capital, L.L.C.

Alexander R. Slusky

c/o Vector Capital Management, L.P.

One Market Street

Steuart Tower, 23rd Floor

San Francisco, California 94105

Telephone: (415) 293-5100

with copies to:

Steve L. Camahort, Esq.

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, CA 94111

Telephone: (415) 616-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be“filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00508B102

1.	Names of Reporting Persons. Vector Capital IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,362,824
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,362,824
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,362,824
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.25%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00508B102

1.	Names of Reporting Persons. Vector Capital Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,362,824
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,362,824
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,362,824
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.25%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00508B102

1.	Names of Reporting Persons. Vector Entrepreneur Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,845
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,845
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,845
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.09%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00508B102

1.	Names of Reporting Persons. Vector Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,845
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,845
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,845
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.09%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00508B102

1.	Names of Reporting Persons. Vector Capital, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,403,669
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,403,669
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,403,669
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.34%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00508B102

1.	Names of Reporting Persons. Alexander R. Slusky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,403,669
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,403,669
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,403,669
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.34%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission on behalf of Vector Capital IV, L.P., a Delaware limited partnership (“VC IV”), Vector Capital Partners IV, L.P., a Cayman Islands limited partnership (“VCP IV”), Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“VE III”), Vector Capital Partners III, L.P., a Cayman Islands limited partnership (“VCP III”), Vector Capital, L.L.C., a Delaware limited liability company (“VC”, together with VC IV, VCP IV, VE III and VCP III, “Vector”) and Alexander R. Slusky, an individual (“Mr. Slusky” and collectively with Vector, the “Reporting Persons”) on May 28, 2014 (the “Schedule 13D”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, on behalf of the Reporting Persons to amend certain information previously reported by the Reporting Persons in the Schedule 13D by adding the information set forth below to the items indicated. Unless otherwise stated herein, all capitalized terms used in this Amendment No. 1 have the same meanings as those set forth in the Schedule 13D.

Item 2.	Identity and Background.

(a) This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Vector Capital IV, L.P., a Delaware limited partnership (“VC IV”), (ii) Vector Capital Partners IV, L.P., a Cayman Islands limited partnership (“VCP IV”), (iii) Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“VE III”), (iv) Vector Capital Partners III, L.P., a Cayman Islands limited partnership (“VCP III”), (v) Vector Capital, L.L.C., a Delaware limited liability company (“VC”, together with VC IV, VCP IV, VE III and VCP III, “Vector”) and (vi) Alexander R. Slusky, an individual (“Mr. Slusky”). VCP IV is the sole general partner of VC IV. VCP III is the sole general partner of VE III. VC is a general partner of both VCP IV and VCP III. The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this statement on Schedule 13D as Exhibit 1.

(b) The business address for each of the Reporting Persons is c/o Vector Capital Management, L.P., One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105.

(c) The business of Vector is that of a private limited partnership, engaged in making investments in securities of public and private companies for its own account. The principal employment of Mr. Slusky is as the Managing Director and Chief Investment Officer of Vector Capital Management, L.P., a Delaware limited partnership, which is principally engaged in the business of managing a portfolio of funds, including Vector.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding.

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of VC IV, VE III and VC is organized under the laws of the State of Delaware. Each of VCP IV and VCP III is organized under the laws of the Cayman Islands. Mr. Slusky is a United States citizen.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

i.	VC IV beneficially owns 3,362,824 Shares, making it the beneficial owner of 7.25% of the Company’s common stock.

ii.	VCP IV beneficially owns 3,362,824 Shares, making it the beneficial owner of 7.25% of the Company’s common stock.

iii.	VE III beneficially owns 40,845 Shares, making it the beneficial owner of 0.09% of the Company’s common stock.

iv.	VCP III beneficially owns 40,845 Shares, making it the beneficial owner of 0.09% of the Company’s common stock.

v.	VC beneficially owns 3,403,669 Shares, making it the beneficial owner of 7.34% of the Company’s common stock.

vi.	Mr. Slusky beneficially owns 3,403,669 Shares, making him the beneficial owner of 7.34% of the Company’s common stock.

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(b) The table below sets forth for the Reporting Persons the number of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

	VC IV	VCP IV	VE III	VCP III	VC	Mr. Slusky
Sole Power to Vote/Direct Vote	0	0	0	0	0	0
Shared Power to Vote/Direct Vote	3,362,824	3,362,824	40,845	40,845	3,403,669	3,403,669
Sole Power to Dispose/Direct Disposition	0	0	0	0	0	0
Shared Power to Dispose/Direct Disposition	3,362,824	3,362,824	40,845	40,845	3,403,669	3,403,669

(c) There have been no purchases or sales of the Company’s common stock by any of the Reporting Persons within the last sixty days, except for the sale of the Company’s common stock by VE III and VC IV as indicated in the table below, which table sets forth the date of each transaction, number of shares sold in each transaction, and the sale price per share for the shares sold in each transaction.

Sales by VE III:

Date	Number of Shares Sold	Sale Price per Share
11/04/14	760	$4.21570
11/05/14	8,639	$4.27190
11/06/14	529	$4.20340

Sales by VC IV:

Date	Number of Shares Sold	Sale Price per Share
11/04/14	62,589	$4.21570
11/05/14	711,303	$4.27190
11/06/14	43,581	$4.20340

(d) Not applicable.

(e) Not applicable.

Except as set forth above, to the knowledge of the Reporting Persons, none of the Managing Persons has beneficial ownership of any Shares.

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2014	VECTOR CAPITAL IV, L.P. By: Vector Capital Partners IV, L.P., its General Partner
By: Vector Capital, L.L.C., its General Partner

By: /s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

VECTOR CAPITAL PARTNERS IV, L.P. By: Vector Capital, L.L.C., its General Partner By: /s/ Alexander R. Slusky Name: Alexander R. Slusky Title: Managing Member

VECTOR ENTREPRENEUR FUND III, L.P. By: Vector Capital Partners III, L.P., its General Partner
By: Vector Capital, L.L.C., its General Partner

By: /s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

VECTOR CAPITAL PARTNERS III, L.P. By: Vector Capital, L.L.C,. its General Partner By: /s/ Alexander R. Slusky Name: Alexander R. Slusky Title: Managing Member VECTOR CAPITAL, L.L.C.

By: /s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

ALEXANDER R. SLUSKY

By: /s/ Alexander R. Slusky
Name: Alexander R. Slusky

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